Exhibit (a)(3)

ZOLL Medical Corporation

269 Mill Road

Chelmsford, Massachusetts 01824

March 26, 2012

Dear Shareholders:

We are pleased to inform you that ZOLL Medical Corporation (the “Company”) entered into an Agreement and Plan of Merger, dated as of March 12, 2012 (the “Merger Agreement”), with Asahi Kasei Corporation, a Japanese corporation (“Parent”), Asahi Kasei Holdings US, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“HoldCo”) and Asclepius Subsidiary Corporation, a Massachusetts corporation and wholly-owned subsidiary of HoldCo (“Merger Sub”), which provides for the acquisition of the Company by Parent.

Pursuant to the Merger Agreement, Parent and Merger Sub (together, the “Offerors”) have commenced a tender offer (the “Offer”) today to purchase all of the shares of the Company’s common stock, par value $0.01 per share (each, a “Share”), that are issued and outstanding at a price per Share of $93.00, net to the seller in cash, without interest, less any applicable withholding taxes. The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of Friday, April 20, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the Securities and Exchange Commission or applicable law.

The Shares will be purchased by Merger Sub. The Merger Agreement provides, among other things, that after the completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, after careful consideration, the Company’s board of directors (the “Board”) has unanimously determined and declared that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of the Company and its shareholders and approved the Merger Agreement and, subject to the terms and conditions set forth therein, the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, the Board unanimously recommends that the Company’s shareholders accept the Offer, tender their shares in the Offer and, if required by applicable law, adopt and approve the Merger Agreement and approve the Merger.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is the Offerors’ Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. We urge you to read the enclosed Offer to Purchase, Solicitation/Recommendation Statement on Schedule 14D-9 and other materials carefully.

Sincerely,

Richard A. Packer
Chief Executive Officer